Exhibit 2

FOR IMMEDIATE RELEASE	25 JUNE 2013

WPP PLC (“WPP”)

VML agrees to acquire majority stake in

digital marketing agency, NATIVE, in South Africa

WPP announces that its wholly-owned global digital agency VML, part of the Young & Rubicam Group, has agreed to acquire a majority stake in NATIVE, a leading South African digital marketing agency, subject to regulatory approval. The investment represents the latest step in VML’s global expansion. Following the transaction, the agency will become NATIVE VML.

NATIVE provides a full range of services including creative, design, technology execution, marketing analytics, digital media buying and social media management. The agency was formed in 2010 through a three way merger and employs 160 people in offices in Johannesburg and Cape Town. Clients include L’Oreal, Nedbank, Nestlé and Standard Bank.

NATIVE’s unaudited revenues for the year ended 28 February 2013 were approximately ZAR 80 million, with gross assets at the same date of approximately ZAR 39 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues (including associates) were well over US$5 billion in 2012, representing 33% of the Group’s total revenues of US$16.5 billion. WPP has set a target of 35-40% of revenue to be derived from digital in the next five years. In South Africa, the Group (including associates) generates revenues of around US$550 million and employs over 26,000 people. Across the continent of Africa, the Group (including associates) collectively generates revenues of US$700 million and employs over 28,000 people.

Contact:

Feona McEwan, WPP

T: + 44(0) 207 408 2204